Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces New Organizational Structure to Support Accelerated Growth and Evolving Customer Needs

•	Frank Techar is appointed Chief Operating Officer of the bank

•	Greater alignment between North American Personal, Commercial and Wealth businesses

•	Operating group reorganization strengthens capacity to develop industry-leading, cross-group capabilities that drive customer experience

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Formalizing the Chief Operating Officer position increases focus on evolving business models – recognizing changing customer preferences in a more mobile world and capturing the opportunity to enhance both profitability and market share

TORONTO, October 16, 2013 – Bill Downe, President and CEO of BMO Financial Group (TSX/NYSE:BMO), today announced that Frank Techar is appointed Chief Operating Officer, BMO Financial Group, effective November 1, 2013. Mr. Techar is currently President and CEO of Personal and Commercial Banking, Canada.

In his new role, Mr. Techar will assume overall responsibility for the bank’s Personal & Commercial and Wealth businesses, as well as the bank’s retail distribution channels. Mr. Techar will also have responsibility for many aspects of the technology and marketing deployment within the bank that relate to enabling growth of its customer base.

Reporting lines for BMO Capital Markets remain unchanged.

Commenting on Frank Techar’s appointment, Mr. Downe said, “I am looking forward to working closely with Frank in a shared multiyear commitment to redefine our business, work more efficiently for customers and capitalize on our scale in Canada and the United States. He brings insights grounded in constant dialogue with our customers, the discipline to execute and deep experience across our multiple businesses and geographies.”

Mr. Downe added, “Customers are served best by bankers and teams who are able to integrate product and service in a seamless package, not constrained by organizational boundaries.

“The efficiency and stewardship that comes from looking at these businesses through a common lens will allow us to respond, at the right pace, to changing market conditions, new trends, and disruptive technologies,” concluded Mr. Downe.

“To continue building a successful company we must increasingly anticipate changes in the way financial services are purchased and consumed, deploying new capabilities and enabling technology.” said Mr. Techar. “I’m looking forward to working more closely with Gilles Ouellette and Mark Furlong, as we focus on these opportunities across our businesses,”

Mr. Techar was appointed to his current position in July, 2006, leading 17,000 employees serving more than 7 million customers. In that time, Canadian Personal and Commercial Banking has significantly improved its market presence, customer loyalty, and business performance, while improving efficiency. Mr. Techar also led the bank’s U.S. Personal and Commercial business, from 2002 to 2006, as President and CEO of BMO’s Chicago-based Harris Bankcorp, Inc., now BMO Harris Bank.

Mr. Techar has held a number of senior leadership positions at BMO. He began his career with BMO Financial Group in the Corporate Banking Division, holding various positions in the U.S. and United Kingdom.

Mr. Techar earned a Bachelor of Science and Engineering degree from Princeton University in 1978 and an MBA from the University of Denver in 1983.

In addition to being a member of the United Way of Greater Toronto’s Board of Trustees, he is a Director of St. Michael’s Hospital in Toronto and has been named a Life Trustee of Rush University Medical Center in Chicago. Mr. Techar is also a member of the Executive Council of the Canadian Bankers Association.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $549 billion as at July 31, 2013, and more than 46,000 employees, BMO Financial Group provides a broad range of personal and commercial banking, wealth management and investment banking products and solutions.

Media Contacts:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Jim Kappel, Chicago, jim.kappel@harrisbank.com, 312-461-2478